UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

Notice of the 40th Annual General Meeting (AGM) and Annual Report 2020-21
INDEX TO EXHIBITS
EXHIBIT 99.1 EXHIBIT 99.2

Notice of the 40th Annual General Meeting (AGM) and Annual Report 2020-21

This Form 6-K contains notice of the 40th Annual General Meeting (AGM) of the shareholders, dated May 18, 2021 (attached as Exhibit 99.1) and Annual Report for the fiscal year ended March 31, 2021 (attached as Exhibit 99.2).

The notice and the annual report have been filed with the Indian stock exchanges as per the filing requirements as per applicable laws in India.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: May 27, 2021	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Notice of the 40th Annual General Meeting (AGM) of the shareholders, dated May 18, 2021
99.2	Annual Report for the fiscal year ended March 31, 2021